Alithya acquires eVerge, adding Salesforce expertise, deepening Oracle and AI capabilities and expanding smart shoring in India

Montreal, Canada – Monday, June 2, 2025 – Alithya Group inc. (TSX: ALYA) ("Alithya") is pleased to announce the acquisition of eVerge Interests, Inc. and its subsidiaries ("eVerge") for a purchase price of US$23.5 million, including a potential earnout of US$4.7 million, subject to certain post-closing conditions, all payable in cash.
eVerge specializes in enterprise applications and transformation services with expertise in Salesforce Customer Relationship Management (CRM), and Oracle Human Capital Management (HCM) and Customer Experience (CX) and other complementary technologies. With a team of approximately 160 professionals, eVerge operates from locations across the U.S. and India.
Quote by Paul Raymond, President and CEO of Alithya:
"I am very proud to welcome the eVerge team to Alithya. Esteban Neely has built a trusted advisory firm over the past 30 years and has chosen Alithya to elevate his business to new heights. eVerge brings established expertise that now allows us to offer Salesforce solutions to Alithya’s clients, deepen our Oracle expertise, increase our AI capabilities, and expand our presence in India. eVerge has a well-respected leadership team, a similar culture, and a history of success."
Quote by Mike Feldman, Senior Vice President, Enterprise Applications & Transformation, of Alithya:
"This acquisition introduces Salesforce as a new enterprise application platform and practice for Alithya and provides additional CRM options for our clients. eVerge‘s Oracle CX practice completes our multi-pillar Oracle footprint and our ability to offer a seamless enterprise application experience to our Oracle clients. Alithya has a strong Oracle HCM presence in healthcare, and this transaction will enable us to continue extending HCM capabilities to industries such as manufacturing, financial services, professional services, public sector, energy, engineering and construction, and utilities. Overall, we believe these new services, each with opportunities to use native GenAI capabilities in Salesforce CRM and Oracle HCM, will enable us to provide our clients with greater flexibility to choose the best technology platform suited for their business, while strengthening our ability to deliver transformative solutions."
Quote by Esteban Neely, Founder of eVerge:
"With Alithya’s proven reputation in business transformation and its role as a trusted advisor, we are delighted that eVerge is joining forces with them. This collaboration brings together eVerge’s seasoned expertise in Oracle and Salesforce with Alithya’s extensive digital transformation proficiency. This synergy offers eVerge’s clients access to a breadth of digital transformation expertise and innovative solutions. Additionally, this merger provides enhanced career growth opportunities for eVerge’s talented professionals within an organization that shares similar values and ambitions. Together, we are set to deliver exceptional value and transformative results to our clients.”
Mr. Neely will continue to support the eVerge business as a consultant to Alithya during a 12-month transition period, ensuring a seamless integration and maintaining high quality services for our clients.
About Alithya
We are trusted advisors who leverage AI and the latest technologies in our strategic consulting and digital transformation services. We help solve business challenges that enable our clients to unlock new opportunities, modernize processes and gain efficiencies. We leverage a world-class team of passionate industry experts, AI-based IP solutions, the latest digital technologies, a solid understanding of mission critical business applications and a partner ecosystem to accelerate results. We’ve built a foundation of success that includes a specialized global delivery network to provide end-to-end solutions.

We strive to make a difference. We are Alithya.
Visit us at www.alithya.com.
Forward-looking statements
This press release contains statements that may constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively "forward-looking statements"). Statements that do not exclusively relate to historical facts, as well as statements relating to management's expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya's business strategy and future plans, or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "could," "would," "will," "may," "can," "continue," "potential," "should," "project," "target," and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya's objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya's forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya's control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include the possible failure to realize anticipated benefits from the transaction (such as realizing new opportunities, synergies, and leveraging new AI and smart shoring capabilities), the integration of eVerge’s business, the loss of certain key personnel and clients of eVerge, potential undisclosed costs or liabilities associated with the transaction, and other risks and uncertainties discussed in the section titled "Risks and Uncertainties" of Alithya's Management's Discussion and Analysis for the year ended March 31, 2024 and Management's Discussion and Analysis for the quarter ended December 31, 2024, as well as in Alithya's other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

Information:
Alithya Media Relations
media@alithya.com